Mail Stop 0610   May 12, 2008

James A. Bianco, M.D.
President and Chief Executive Officer
Cell Therapeutics, Inc.
501 Elliott Avenue West, Suite 400
Seattle, Washington 98119

Re: Cell Therapeutics, Inc.
        Preliminary proxy statement filed May 8, 2008
        File No. 1-12465

Dear Dr. Bianco:

        We have reviewed your filing solely with respect to the proposed increase in the
number of authorized shares of common stock and the proposed reverse stock split and
have the following comments. Where indicated, we think you should revise your
document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2: Approval to increase the number of authorized common shares

        1. Please expand the discussion to briefly describe the April 2008 sale of the
            senior notes and preferred stock including the amount of proceeds received
            from such sale and the amount utilized for each purpose for which the
            proceeds have been or will be used.

        2. Please describe the terms of conversion of the preferred stock and convertible
            notes as well as the exercise price of the warrants issued in connection with
            the April 2008 sale of notes and preferred stock. In addition, please specify

the number of shares that are issuable upon conversion of the preferred stock and convertible notes, respectively, and the number of shares into which the warrants may be exercised.

<u>Proposal 4: Approval of an amendment to our articles of incorporation to effect a reverse stock split at the discretion of the Board of Directors</u>

3. Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as a result of the reverse stock split.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug at (202) 551-3862, Senior Counsel, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director